SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.   20549


                                  FORM 8-A

            FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                 PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934



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         (Exact name of registrant as specified in its charter)

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(State of Incorporation or Organization)               (IRS Employer
                                                       Identification No.)

2390 East Camelback Road
Suite 400
Phoenix, Arizona
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(Address of principal executive offices)                   (Zip Code)


If this form relates to the               If this form relates to the
registration of a class of                registration of a class of
securities pursuant to                    securities pursuant to Section
Section 12(b) of the Exchange             12(g) of the Exchange Act and is
Act and is effective pursuant             effective pursuant to General
to General Instruction A.(c),             Instruction A.(d), please check
please check the following                the following box. |_|
box. |X|

Securities Act registration statement file number to
which this form relates:                                      N/A
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                                                         (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

                                          Name of each exchange
      Title of each class                 on which each class is
      to be so registered                 to be registered
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      Preferred Stock Purchase            New York Stock Exchange
      Rights (Pursuant to
      Rights Agreement dated
      as of December 14, 1999)

Securities to be registered pursuant to Section 12(g) of the Act:

                                   None
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                              (Title of Class)



ITEM 1.     DESCRIPTION OF SECURITIES TO BE REGISTERED.

            On December 9, 1999, the Board of Directors of Aztar Corporation (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock, par value $.01 per share, of the Company ("Common Stock"). The distribution is payable to the stockholders of record at the close of business on December 20, 1999. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of a series of the Company's preferred stock designated as Series A Junior Participating Preferred Stock ("Preferred Stock") at a price of $50 per one one-thousandth of a share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent").

            Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), other than as a result of repurchases of stock by the Company or through inadvertence by certain institutional stockholders, (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person or
(iii) 10 business days following a determination by a majority of the Independent Directors of the Company that a person is an Adverse Person. A person shall be deemed an Adverse Person if at least a majority of the Independent Directors shall declare such person to be an Adverse Person, upon a determination that such person has, at any time after the Record Date, (i) become the beneficial owner of an amount of Common stock which the Independent Directors determine to be substantial (which amount shall in no event be less than 10% of the shares of Common Stock then outstanding) and (ii) after reasonable inquiry and investigation, including consultation with such persons as such directors shall deem appropriate, a determination by at least a majority of the Independent Directors that (a) such beneficial ownership by such person is intended to cause the Company to repurchase the Common Stock beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such person with short-term financial gain under circumstances where the Board determines that the best long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transactions or series of transactions at that time or (b) such beneficial ownership is causing or reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of the Company's ability to maintain its competitive position) on the business or prospects of the Company. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

            The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on December 20, 2009 (the "Expiration Date"), unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

            As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

            In the event that (i) a Person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock which the Independent Directors determine to be fair and not inadequate and to otherwise be in the best interests of the Company and its stockholders, after receiving advice from one or more investment banking firms (a "Qualified Offer") or (ii) at least a majority of the Independent Directors declares any person to be an Adverse Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the two events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

            For example, at an exercise price of $50 per Right, each Right not owned by an Acquiring Person or an Adverse Person (or by certain related parties) following any one of the events set forth in the preceding paragraph would entitle its holder to purchase $100 worth of Common Stock (or other consideration, as noted above) for $50. Assuming that the Common Stock had a per share value of $10 at such time, the holder of each valid Right would be entitled to purchase 10 shares of Common Stock for $50.

            In the event that, on or at any time after a Stock Acquisition Date, the Company (i) engages in a merger or other business combination transaction (in which the Company is not the surviving corporation (other than with an entity which acquired the shares pursuant to a Qualified Offer), (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and any shares of the Company's Common Stock are changed into or exchanged for other securities or assets) or (iii) 50% or more of the assets, cash flow or earning power of the Company and its subsidiaries (taken as a whole) are sold or transferred so that each holder of a Right (except as noted below) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring Company which at the time of such transaction would have a market value (determined as provided in the Rights Agreement) of two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

            Up to and including the tenth business day after (i) a Stock Acquisition Date or (ii) a declaration by the Board of Directors that a person is an Adverse Person, the Company may redeem the rights in whole, but not in part, at a price of $.01 per Right, (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Promptly upon the action of the Board of Directors of the Company electing to redeem the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 Redemption Price.

            At any time after a person becomes an Acquiring Person or an Adverse Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become null and void), in whole or in part, for Common Stock at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

            Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

            Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable.

            As of December 8, 1999, there were 43,231,640 shares of Common Stock of the Company issued and outstanding and 7,121,156 shares of Common Stock of the Company in the treasury. As of December 8, 1999, options to purchase 5,042,388 shares of Common Stock were outstanding. Each share of Common Stock of the Company outstanding at the close of business on December 20, 1999, will receive one Right. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company. 50,000 shares of Preferred Stock are initially reserved for issuance upon exercise of the Rights.

            The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a price that is fair and not inadequate and otherwise in the best interest of the Company and its stockholders. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, at any time until ten business days following the Stock Acquisition Date redeem all but not less than all the then outstanding Rights at the Redemption Price.

            In addition, certain provisions of the Company's Restated Certificate of Incorporation may have anti-takeover effects. The Restated Certificate of Incorporation provides, among other things, (i) for a classified Board of Directors divided into three classes, (ii) Directors may only be removed for cause and only by an affirmative vote of the holders of not less than 80% of the outstanding stock of the then Company entitled to vote for the election of such Director, (iii) Board of Directors may consider the interests of constituents of the Company other than the Company's shareholders (i.e. employees, customers, suppliers, partners, joint venturers and other constituents of the Company and the communities in which it operates) in evaluating certain takeover proposals,
(iv) that certain business combinations with a 10% or more stockholder (an "Interested Stockholder") must be approved by not less than 66 2/3% of the votes entitled to be cast by the holders of all the then outstanding shares of voting stock, excluding voting stock beneficially owned by such Interested Stockholders, unless such transaction shall have been approved, either specifically or as a transaction which is within an approved category of transactions, by a majority of the Board of Directors prior to the date on which the acquiror becomes the beneficial owner of 10% or more of the voting stock entitled to vote, (v) that only the Board of Directors may call for a special meeting of stockholders, (vi) stockholder action only at a stockholders' meeting and not by written consent, except any action taken upon the signing of consent in writing by all stockholders of the Company entitled to vote thereon setting forth the action to be taken,
(vii) while any Gaming License (as defined) is outstanding, no stockholder who (1) beneficially owns 5% or more of the outstanding Capital Stock and who has neither been qualified by nor obtained a waiver of qualification from each of the Gaming Authorities requiring qualification with respect to each Gaming License (an "Unqualified Stockholder") or (2) has been found to be unsuitable with respect to any Gaming License, which finding has not been reversed, prior to the Redemption Date (as hereinafter defined) (a "Disqualified Stockholder"), shall be entitled to vote, directly or indirectly, any shares of Capital Stock beneficially owned by such Stockholder on any matter, (viii) Board of Directors is authorized to amend, alter, change or repeal the Company's ByLaws and the shareholders do not have such right except upon the affirmative vote of not less than 80% of the outstanding stock entitled to vote thereon and (ix) affirmative vote of at least 80% of all the voting stock of the Company voting together as a single class, other than voting stock owned by an Interested Shareholder, is required to amend, alter or repeal any of the provisions listed in this paragraph unless such alteration, amendment or repeal is recommended by a majority of the Board of Directors. In addition, the Bylaws of the Company provide, among other things, that in the case of an Annual Meeting of Stockholders, notice of a stockholders' intent to nominate a Director or submit a proposal must be received not less than sixty (60) days nor more than ninety (90) days prior to the anniversary date of the immediately preceding Annual Meeting of Stockholders. In the case of a Special Meeting of Stockholders called for the purpose of electing Directors, such notice must be received not later than the close of business on the tenth (10th) day following the day on which notice of the date of the Special Meeting of Stockholders was mailed or public disclosure of the date of the Special Meeting of Stockholders was made, whichever first occurs.

            The Rights Agreement, dated as of December 14, 1999, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, specifying the terms of the Rights is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

ITEM 2.     EXHIBITS.

      1 Rights Agreement, dated as of December 14, 1999, between Aztar Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, including the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).




                                 SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 15, 1999           AZTAR CORPORATION


                              By: /s/ Nelson W. Armstrong, Jr.
                                  Name: Nelson W. Armstrong, Jr.
                                  Title: Vice President Administration
                                       & Secretary



                               EXHIBIT INDEX



 Exhibit   Description                                             Page
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    1     Rights Agreement, dated as of December 14, 1999,
          between Aztar Corporation and ChaseMellon
          Shareholder Services, L.L.C., as Rights Agent, including the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase
          Preferred Stock as Exhibit C. Pursuant to the
          Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date
          (as such term is defined in the Rights Agreement).